EXHIBIT 3.1

FIRST AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

BYLAWS

OF

ENTRAVISION COMMUNICATIONS CORPORATION

a Delaware corporation

WHEREAS, the Board of Directors the (“Board”) of Entravision Communications Corporation has approved and adopted the Third Amended and Restated Bylaws of Entravision Communications Corporation (the “Bylaws”).

WHEREAS, this First Amendment to the Bylaws (this “Amendment”) is made effective as of May 8, 2009.

1. NOW THEREFORE BE IT RESOLVED, that effective as of May 8, 2009, Section 3.2 of the Bylaws be and hereby is amended to read in its entirety as set forth below. All capitalized terms not defined in this Amendment shall be defined as set forth in the Bylaws.

3.2 Number, Term and Classes. The Board shall consist of not less than six (6) nor more than eleven (11) members, as shall be determined from time to time by resolution of the Board. Except as provided in the Certificate of Incorporation, there shall be one (1) class of directors, all of which shall be elected by the holders of the Class A Common Stock and Class B Common Stock, voting together as a single class, as provided in the Certificate of Incorporation.

2. All Other Provisions of the Bylaws Remain the Same. Except as expressly provided in this Amendment, all other terms, conditions and obligations contained in the Bylaws shall remain unchanged and in full force and effect.

To record the adoption of this Amendment by the Board effective May 8, 2009, Entravision Communications Corporation has caused its authorized officer to execute the same.

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ Walter F. Ulloa
Name:	Walter F. Ulloa
Title:	Chairman and Chief Executive Officer